FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October 31, 2003

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
                The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F X	FORM 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	NO X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled, “ABN AMRO expects a 25% increase in net profit for the full year 2003", dated October 31, 2003.
2.	Consolidated Ratio of Earnings to Fixed Charges

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Dated: October 31, 2003	By:	/s/ R.W.J. Groenink
Name: Mr. R.W.J. Groenink Title: Chairman of the Managing Board

By:	/s/ T. de Swaan
Name: Drs T. de Swaan Title: Member of the Managing Board

Item 1

Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835 This press release is also available on internet: www.abnamro.com

Amsterdam, 31 October 2003

ABN AMRO expects a 25% increase in net profit for the full year 2003.
Third quarter 2003 results:

Third quarter 2003 performance (compared to the third quarter of 2002)
Operating result up (+23.7%) due to higher revenues
Provisioning down (-10.4%)
Net profit strongly up (+40.8%)
Efficiency ratio improved by 330 basis points to 66.2%

Third quarter 2003 performance (compared to the second quarter of 2003)
Higher revenues due to diversity of income stream (+5.2%)
Expenses up, partly due to incidentals (+7.5%)
Operating result improved for the fourth consecutive quarter (+1.0%)
Net profit up (+6.4%)
Tier 1 ratio improved further to 7.79%

Chairman's Statement
“The group delivered a good performance in the third quarter and the highest quarterly operating result ever recorded. This achievement can be attributed to the stable and resilient income stream from our commercial and retail activities, and to the progress made in our Wholesale Clients SBU.

We are confident about the performance for the remainder of the year. We will substantially exceed our previous 2003 outlook, barring any unforeseen adverse circumstances. We now expect the full year net profit to be above EUR 3 billion.”

Key figures group results third quarter 2003
(in millions of euros)	quarterly					nine months

	Q3 2003	Q2 2003	% change	Q3 2002	% change	2003	2002	% change

Operating result	1,632	1,616	1.0	1,319	23.7	4,680	4,061	15.2
Provisioning for loan losses	303	305	(0.7)	338	(10.4)	951	1,311	(27.5)
Operating profit before taxes	1,327	1,311	1.2	958	38.5	3,717	2,704	37.5
Extraordinary result, net							(205)
Net profit	832	782	6.4	591	40.8	2,304	1,522	51.4
Net profit excl. extraordinary result	832	782	6.4	591	40.8	2,304	1,727	33.4
Earnings per share excl. extraord. res.	0.51	0.48	6.3	0.37	37.8	1.42	1.09	30.3
(in euros)
Efficiency ratio	66.2%	64.8%		69.5%		66.4%	70.6%

	30 Sep 03	30 Jun 03	% change	30 Sep 02	% change	30 Sep 03	31 Dec 02	% change

(in billions of euros)
Total assets	600.8	614.2	(2.2)	604.6	(0.6)	600.8	556.0	8.1
Group capital	31.6	31.1	1.6	31.0	1.9	31.6	30.4	3.9
Risk-weighted assets	230.9	228.4	1.1	252.1	(8.4)	230.9	229.6	0.6

BIS tier 1 ratio	7.79%	7.63%		7.00%		7.79%	7.48%
BIS capital ratio	11.42%	11.10%		10.87%		11.42%	11.54%

ABN AMRO GROUP
(in millions of euros)	quarterly					nine months

	Q3 2003	Q2 2003	% change	Q3 2002	% change	2003	2002	% change

Net interest revenue	2,559	2,409	6.2	2,421	5.7	7,208	7,581	(4.9)
Revenue from securities and part	27	51	(47.1)	58	(53.4)	217	264	(17.8)
Net commissions	1,141	1,057	7.9	1,099	3.8	3,218	3,525	(8.7)
Results from financial transactions	519	493	5.3	347	49.6	1,458	1,052	38.6
Other revenue	581	578	0.5	398	46.0	1,831	1,369	33.7

Total revenue	4,827	4,588	5.2	4,323	11.7	13,932	13,791	1.0
Operating expenses	3,195	2,972	7.5	3,004	6.4	9,252	9,730	(4.9)

Operating result	1,632	1,616	1.0	1,319	23.7	4,680	4,061	15.2

Efficiency ratio	66.2%	64.8%		69.5%		66.4%	70.6%

ABN AMRO posted a net profit of EUR 832 mln, an increase of 40.8% compared to the third quarter of last year. This is due to increased revenues, good cost control and lower provisions. The increase in revenues was broad based, as nearly every Business Unit (BU) showed an increase compared to the same period in 2002. In terms of the various revenue lines, the increases in results from financial transactions and other revenue are noteworthy. Results from financial transactions went up mainly due to the BU Private Equity, as exit gains increased and write-offs decreased. Other revenues improved as the higher level of mortgage origination led to increased results from our mortgage activities in the United States compared to the third quarter last year.

Compared to the second quarter of 2003, overall revenues for the group increased. This is due to revenue growth across lines of business in the Wholesale Clients SBU (WCS). Net interest revenue was up quarter-on-quarter, which is related to a number of large transactions in the BU Financial Markets and higher ALM (Asset & Liability Management) income. Commission income was up across SBUs. The improvement was especially pronounced for Consumer & Commercial Clients (C&CC), due to higher electronic banking commissions in the BU Netherlands (BU NL) and the increased sale of insurance and mutual fund products in the BU Brazil. Results from financial transactions were up quarter-on-quarter, primarily due to trading gains in the BU Brazil.

Operating expenses for the group increased to EUR 3,195 mln. Expenses in WCS and Corporate Centre went up, due to higher staff costs. However, the main increase in expenses came from C&CC, especially in BU NL and BU North America (BU NA). The higher expenses in BU NL were due to the release of an accrual in the second quarter, while the expense growth in the BU NA was primarily the result of the rebranding and the move to a new office in Chicago. It is therefore to be noted that the increase in expenses was caused to a large extent by various incidental costs.

Consequently, the operating result for the third quarter increased to EUR 1,632 mln and the efficiency ratio increased slightly to 66.2%.

The level of provisioning remained stable at EUR 303 mln quarter-on-quarter. In WCS provisions have further declined as the asset quality continued to improve. C&CC posted a 5.5% decline in provisions compared to the second quarter. Asset quality in the US has improved and stabilised in Brazil. As a result of the recession in the Netherlands, asset quality in the BU NL has deteriorated, leading to a 21.1% increase in provisions. Corporate Centre also showed an increase in provisions as a result of additional provisions for sovereign risk on Argentina. The overall asset quality for the group remains satisfactory. We expect the provisioning level for the fourth quarter to be at similar levels as the previous two quarters.

The effective tax rate for the group came down in the third quarter as a result of BU Brazil’s tax rate returning to more normal levels compared to the second quarter.

Risk-weighted assets (RWA) increased by EUR 2.5 bn, despite a decrease in WCS, and now stand at EUR 230.9 bn. This is due to an increase in C&CC, more specifically the BU NA. This is mostly related to the increase in mortgage assets, to be sold in the fourth quarter.

For the quarter ended 30 September, the Tier 1 ratio was 16 bps higher at 7.79%, while the total BIS ratio improved by 32 bps to 11.42%. The core Tier 1 ratio improved 20 bps to 5.46%, which means that the gearing ratio now stands at 29.9%. We are confident that the Tier 1 ratio and core Tier 1 ratio will further improve during the fourth quarter and will end up close to 8.00% and 5.70% respectively by year-end.

THE CONSUMER & COMMERCIAL CLIENTS SBU

(in millions of euros)	Quarterly					nine months

	Q3 2003	Q2 2003	% change	Q3 2002	% change	2003	2002	% change

Net interest revenue	1,702	1,701	0.1	1,636	4.0	5,010	5,175	(3.2)
Net commissions	407	364	11.8	380	7.1	1,144	1,279	(10.6)
Results from financial transactions	82	27		65	26.2	188	197	(4.6)
Other revenue	441	499	(11.6)	297	48.5	1,613	1,131	42.6

Total revenue	2,632	2,591	1.6	2,378	10.7	7,955	7,782	2.2
Operating expenses	1,636	1,523	7.4	1,541	6.2	4,729	5,042	(6.2)

Operating result	996	1,068	(6.7)	837	19.0	3,226	2,740	17.7
Provisioning for loan losses	205	217	(5.5)	185	10.8	603	672	(10.3)
Value adj. to financial fixed assets	0	1		4		3	8	(62.5)

Operating profit before taxes	791	850	(6.9)	648	22.1	2,620	2,060	27.2
Taxes	264	337	(21.7)	155	70.3	915	531	72.3

Profit after taxes	527	513	2.7	493	6.9	1,705	1,529	11.5
Minority interests	7	3		7		16	20	(20.0)

Net profit	520	510	2.0	486	7.0	1,689	1,509	11.9

Efficiency ratio	62.2%	58.8%		64.8%		59.4%	64.8%

	30 Sep 03	30 Jun 03	% change	30 Sep 02	% change	30 Sep 03	31 Dec 02	% change

Staff (fte)	71,382	70,681	1.0	71,979	(0.8)	71,382	71,340	0.1
(in billions of euros)
Total assets	229.2	227.5	0.7	246.2	(6.9)	229.2	229.2
Risk-weighted assets	146.6	142.8	2.7	151.0	(2.9)	146.6	143.4	2.2

The Consumer & Commercial Clients SBU (C&CC) turned in a robust performance in the third quarter of this year. The operating result increased by 19.0% to EUR 996 mln compared to the third quarter of 2002. As such, this improvement was driven by strong revenue growth and good cost control. It is noteworthy that this trend was evident in all Business Units.

Relative to the second quarter, revenues were up by 1.6% to EUR 2,632 mln in the third quarter. Net interest revenue was underpinned by a lower cost of funding in the Netherlands and higher volumes of mortgages held for sale in the US. In Brazil, volume growth only partly offset the impact of interest rate cuts due to the continued economic weakness. However, the outlook has improved. Volumes are expected to grow significantly as the economy recovers in 2004, thereby offsetting the impact of lower margins. Other revenues were negatively impacted by the booking of our share of the loss posted by BAPV and the reversal of the profits related to our stake in K&H Bank. This precautionary measure is due to the uncovered fraud being investigated. Mortgage origination in the US held up well compared to the second quarter. Had it not been for a EUR 41 mln mortgage liability reserve, mortgage revenues would have been stable compared to the second quarter.

Operating expenses were up by 7.4% to EUR 1,636 mln, primarily driven by incidentals such as the opening of a new building, the rebranding in the US and a EUR 20 mln accrual release in the second quarter in the Netherlands. Cost control remained good in all geographies.

As a result of the above, the operating result declined by 6.7% to EUR 996 mln and the efficiency ratio rose by 3.4 percentage points to 62.2%. On a normalised basis, the efficiency ratio was stable quarter-on-quarter.

Provisioning was down by 5.5% to EUR 205 mln in comparison to the second quarter. Corrected for the EUR 23 mln adjustment on the consumer finance portfolio in Brazil booked in the second quarter, provisioning was slightly up. This development was driven by the deterioration of the credit quality of the loan book of Small- and Medium-sized Enterprises (SME) in the Netherlands.

Taxes have come down significantly compared to the second quarter as a result of a normalisation of the effective tax rate of the BU Brazil. Consequently, net profit increased by 2.0% relative to the second quarter.

Business Unit Netherlands (please refer to appendix 4)

The operating performance of the BU NL improved by 43.4% to EUR 162 mln in the third quarter compared to the same period in 2002. This performance was achieved against the backdrop of 6.8% revenue growth and flat operating expenses. The increase in revenues was entirely attributable to higher net interest revenues as a result of a lower cost of funding and of a repricing of assets. Expenses remained flat as a result of the EUR 400 mln per annum cost benefits associated with the restructuring, offset by higher pension costs and network renovation expenses.

On a quarterly basis, revenues increased by 3.4%. Adjusted for the EUR 12 mln share in the loss of Interpay booked in the second quarter, revenues were up by 1.8%. The improvement was due to two factors – an increase in net interest revenues and better commission income. Net interest revenues increased slightly, primarily due to volume and spread gains on short-term savings accounts. Commission income was favourably impacted by higher electronic banking payments and better insurance results. It is noteworthy that customer satisfaction is improving as the multi-channel distribution and the bankshop format is gaining acceptance.

Operating expenses increased by 6.1% to EUR 628 mln compared to the second quarter. Corrected for the EUR 20 mln release booked in the second quarter, operating expenses increased by 2.6%. This development is entirely due to higher profit sharing accruals.

Consequently, the operating result decreased by 5.8% to EUR 162 mln quarter-on-quarter, and the efficiency ratio increased by 2.0 percentage points to 79.5%. However, on a normalised basis, the operating profit was stable and the efficiency ratio deteriorated by 0.7 percentage points. A new Collective Labour Agreement was signed on 22 October leading to a 2.5% annual salary increase as of November 2003. The terms of this agreement achieved two significant breakthroughs in terms of the ability to manage the cost base. Compensation terms for forced redundancies were set and a first step towards the reduction of pension costs was implemented with only half of the 2.5% salary increase taken into account for pension obligations. Furthermore, parties have committed to bringing pension costs down as of 1 January 2005.

In the third quarter, provisioning trended up compared to the second quarter and stood at EUR 69 mln, or 53 basis points of average RWA. This increase is largely due to a further deterioration of the credit quality of the SME portfolio. This development is in line with the adverse economic conditions currently prevailing. The overall quality of the portfolio remains satisfactory.

Business Unit North America (please refer to appendix 4)

Relative to the third quarter of 2002, the operating result of Business Unit North America (BU NA) improved by 4.6% to EUR 551 mln in the third quarter. In local currency terms however, the performance improved by 19.5%. This strong improvement was due to a 25.6% increase in revenues on the back of unprecedented mortgage refinancing activity and to good cost control.

Compared to the preceding quarter, revenues were flat. As the US dollar appreciated against the euro by 1.6% on average over the same period, the underlying trend was a 2.6% decrease in revenues. The revenue analysis below refers to local currency terms in order to facilitate a better understanding of the performance.

The decrease in the revenues of the BU NA was entirely attributable to the inclusion of a USD 48 mln mortgage liability reserve covering the potential repurchase of mortgages already sold to the agencies. Adjusted for this amount, mortgage revenues were flat compared to the second quarter due to the natural hedge between origination and servicing. Origination volumes were down by 4.1%, as the sharp increase in mortgage rates slowed refinancing activity. As a result of this development, competitive pressure increased and origination margins trended down. Conversely, servicing income net of amortisation has started to pick up. The decline in margins and volumes occurred towards the end of the quarter and we expect this trend to accelerate in the fourth quarter as well as in the first half of 2004. The outlook for 2004 – BU NA net profit lower by EUR 150 mln to EUR 250 mln compared to 2003 – remains valid.

The revenues of commercial banking were slightly better than in the second quarter, primarily due to an increase in net interest revenue. This improvement is attributable to moderate growth in deposits and outstanding loans combined with high spreads. We expect loan demand and usage of credit facilities to increase as the economic outlook improves further. Core commission income was up by 2.2% compared to the second quarter as the LaSalle Bank franchise continues its organic expansion into adjacent states.

The revenues of the retail banking activities grew by 3.4% quarter-on-quarter. This development was primarily due to better net interest revenues as a result of higher net deposit spreads and continued growth of the core deposit base (+4.7% since the beginning of the year). Net interest revenue was further underpinned by positive developments in home equity loans.

Operating expenses were up by 10.6% to EUR 593 mln compared to the second quarter. Adjusted for currency variations, operating expenses increased by 8.9%. This development is primarily due to incidental costs related to the rebranding project and to the opening of a new operations and technology centre. On a normalised basis, costs increased to EUR 558 mln due to higher performance-based compensation. Additional costs associated with the projects mentioned above will be booked in the fourth quarter of this year. The resulting increase in the operating expenses is expected to be slightly above the EUR 65 mln increase announced in the second quarter.

As a consequence of the above, the operating result decreased by 10.8% to EUR 551 mln and the efficiency ratio deteriorated by 5.4 percentage points to 51.8%. In local currency terms, the operating profit was down by 12.5%.

Relative to average RWA, provisioning stood at 50 basis points and was stable compared to the preceding quarter.

Business Unit Brazil (please refer to appendix 4)

The performance of the Business Unit Brazil (BU Brazil) in the third quarter was good. The operating result increased by 42.3% to EUR 185 mln compared to the third quarter of 2002. In local currency, the operating result went up by 54.5% due to a 18.1% increase in revenues and strict cost discipline.

Relative to the second quarter, revenues increased by 5.7% to EUR 447 mln. Currency exchange rates were stable compared to the preceding quarter. This revenue increase was achieved within the context of a slow economy and declining interest rates. Reclassifications between income lines occurred during the quarter, resulting in substantial variations compared to the preceding quarter. The revenue analysis below refers to normalised figures and to local currency terms in order to facilitate a better understanding of the underlying performance.

The revenues of the retail banking operations were flat compared to the second quarter. Net interest revenue was negatively impacted by reclassifications between income lines. On a normalised basis, net interest revenue was down by 6.1% quarter-on-quarter due to lower overdraft income. The average volumes were stable whilst spread compression was very significant, in line with market developments. It is noteworthy that volume growth was sufficient to offset lower net interest margins in both working capital facilities and personal loans. The decrease in net interest revenue was offset by higher insurance and mutual fund fees.

In the consumer finance division, average volumes were up by 2.9%. Combined with better spreads, this led to a 4.6% increase in revenues.

The positive developments in revenues were further supported by non-recurring gains in the commercial and trading books, recorded as results from financial transactions, and a positive marked-to-market of an insurance portfolio, booked in other revenues.

Operating expenses increased by 2.3% to EUR 262 mln compared to the second quarter partly due to higher staff costs. It is noteworthy that the new Collective Labour Agreement came into effect in September. The terms of the agreement is leading to a 15.4% annual increase of staff compensation.

As a consequence of the above, the operating result went up by 10.8% to EUR 185 mln and the efficiency ratio improved further to 58.6% compared to 60.5% in the preceding quarter.

Provisioning amounted to EUR 65 mln in the third quarter compared to EUR 86 mln in the preceding quarter. Corrected for the EUR 23 mln adjustment booked in the second quarter, provisioning was stable at 397 basis points of average RWA. The portfolios of consumer finance and retail banking continue to be affected by adverse economic conditions. However, the overall quality of the portfolio remains satisfactory.

In the course of the third quarter, the Brazilian real depreciated by 1.5% on average against the US dollar. Consequently, only very limited tax credits arose from the US offshore dollar book and taxes booked during the quarter are in line with the posted operating profit before taxes.

The acquisition of Banca Intesa’s 94.57% stake in Banco Sudameris was completed on 24 October. Banco Sudameris will be consolidated into the accounts of the BU Brazil as of this date. This acquisition significantly enhances the franchise and the competitive position of the BU Brazil in the economically dominant regions of the country. The outcome of the due diligence undertaken confirmed that annual cost savings of BRL 300 mln (approximately EUR 90 mln) could be expected as of 2005.

Business Unit Rest of the world (please refer to appendix 4)

The revenues of the retail operations outside the three home markets increased by 20.7% in the third quarter of this year compared to the same period in the preceding year. This development was largely attributable to Bouwfonds, whose revenues grew by 72.0% over the same period. This robust performance was underpinned by strong mortgage origination and sustained levels of residential property development.

Relative to the second quarter, revenues were stable in the third quarter. However, this comparison is affected by incidentals. In the third quarter, other revenues were negatively impacted by two factors - our share of the loss posted by BAPV in the first half of 2003 and the reversal of profits in relation to our stake in K&H Bank. This is a precautionary measure due to the fraud under investigation. Adjusted for the impact of revenues from the above mentioned participations, revenues were up by 13.1%. This development is attributable to Bouwfonds, whose revenues grew by 11.3% over the same period as the pre-sale of residential development projects accelerated in August.

In the third quarter, operating expenses increased by 10.1% to EUR 153 mln compared to the second quarter. This is due to the development of the retail operations in Asia and to higher incentive compensation at Bouwfonds.

Consequently, the operating result decreased by 11.7% to EUR 98 mln in the third quarter. The efficiency ratio deteriorated by 5.4 percentage points to 61.0%.

Provisioning was positively impacted by releases at the Bank of Asia, in line with the better credit quality of the loan portfolio.

THE WHOLESALE CLIENTS SBU

(in millions of euros)	Quarterly					nine months

	Q3 2003	Q2 2003	% change	Q3 2002	% change	2003	2002	% change

Net interest revenue	539	475	13.5	557	(3.2)	1,443	1,680	(14.1)
Net commissions	456	421	8.3	455	0.2	1,274	1,387	(8.1)
Results from financial transactions	344	370	(7.0)	230	49.6	1,000	768	30.2
Other revenue	21	31	(32.3)	45	(53.3)	85	191	(55.5)

Total revenue	1,360	1,297	4.9	1,287	5.7	3,802	4,026	(5.6)
Operating expenses	1,096	1,052	4.2	1,081	1.4	3,179	3,498	(9.1)

Operating result	264	245	7.8	206	28.2	623	528	18.0
Provisioning for loan losses	54	83	(34.9)	141	(61.7)	293	597	(50.9)
Value adj. to financial fixed assets	2	0		2		2	2

Operating profit before taxes	208	162	28.4	63		328	(71)
Taxes	73	51	43.1	105	(30.5)	100	73	37.0

Operating profit after taxes	135	111	21.6	(42)		228	(144)
Extraordinary result, net	0	0		0		0	(205)

Profit after taxes	135	111	21.6	(42)		228	(349)
Minority interests	1	1		2	(50.0)	4	8	(50.0)

Net profit	134	110	21.8	(44)		224	(357)

Net profit excl. extraordinary result	134	110		(44)		224	(152)

Efficiency ratio	80.6%	81.1%		84.0%		83.6%	86.9%

	30 Sep 03	30 Jun 03	% change	30 Sep 02	% change	30 Sep 03	31 Dec 02	% change

Staff (fte)	18,077	18,084		20,556	(12.1)	18,077	20,238	(10.7)
(in billions of euros)
Total assets	289.9	305.0	(5.0)	269.8	7.4	289.9	238.7	21.4
Risk-weighted assets	65.0	66.1	(1.7)	82.1	(20.8)	65.0	67.2	(3.3)

The performance of the Wholesale Clients SBU (WCS) continued its positive momentum in the third quarter. The operating result increased by 28.2% compared to the same quarter last year, mainly driven by higher revenues. The level of provisioning declined by 61.7%, reflecting the continued improvement in the quality of the corporate portfolio, but also the relatively smaller size of the loan book. This led to an increase in net profit of EUR 178 mln versus the same period last year.

Compared to the second quarter, revenues in the third quarter increased by 4.9% to EUR 1,360 mln. The higher level of revenues reflected the better performance in the BU Financial Markets (BU FM) and the BU Working Capital (BU WC). As far as the individual income lines are concerned, net interest revenue was up by 13.5% to EUR 539 mln in the third quarter. This increase was due to higher revenues from Cash Management and a number of large transactions in FM. Net interest income from the loan book increased, despite a reduction in average RWA. This reflects a further improvement in margins. Net commissions and results from financial transactions were affected by reclassifications. On an adjusted basis, net commissions showed a decrease in the third quarter as a result of lower revenues from the BU Corporate Finance. Results from Financial Transactions showed an increase in the third quarter, mainly driven by higher private equity gains.

Operating expenses increased by 4.2% in the third quarter. The increase in expenses can be explained in part by higher bonus accruals following the improved performance, and in part by investments in the BU FM and the BU WC. The total compensation-to-revenues ratio declined further in the third quarter and therefore remained clearly below 45%.

Consequently, the operating result rose by 7.8% to EUR 264 mln in the third quarter and the efficiency ratio improved further to 80.6%.

The level of provisioning decreased by 34.9% quarter-on-quarter. As a percentage of average RWA, the annualised provisioning level decreased to 33 basis points in the third quarter (57 bps YTD). The lower provisioning is a reflection of the improvement of the quality of the WCS portfolio.

The strong increase in the operating result in combination with substantial lower provisioning led to a 21.8% increase in net profit.

The amount of RWA decreased by EUR 1.1 bn to EUR 65.0 bn. The reduction in RWA was broad based as most BUs showed a fall. The level of RWA is expected to be below EUR 65 bn at year-end. The amount of total assets also decreased in the third quarter to EUR 289.9 bn.

Client Business Units

The impact of ABN AMRO’s client-led strategy continues to deliver results, with Client BU revenues accounting for over 80% of total WCS revenues. During the quarter, falls in revenues for the BU Consumer and the BU Country Coverage have been offset by a strong performance from the BU Telecom, Media, Technology and Healthcare (TMTH), in line with an improvement in the telecom sector. Client revenues from our select group of target clients have continued to maintain their high percentage of WCS revenues in the third quarter.

Looking forward, there is a healthy Client BU pipeline that indicates that the year-to-date performance can be maintained during the fourth quarter and beyond, especially for WCS target clients. This is underpinned by a recent independent study that shows ABN AMRO is positioned for a top 5 market ranking in Europe and Asia. The client base continues to be reviewed to ensure appropriate resource allocation.

Product Business Units

Revenues in the BU Financial Markets increased further in the third quarter, mainly due to better trading results. The underlying results of the different product groups in the BU FM were mixed. Revenues from the loan book have increased further, notwithstanding a 5% decrease in average RWA. Annualised net interest income from the loan book / average RWA increased from 1.83% in the second quarter to 1.95% in the third quarter. This is clear evidence that the average return on booked deals has further increased and the origination process in terms of pricing for the WCS loan portfolio has improved. The Rates business also showed higher revenues, mainly due to better performances by the banking book and Structured Products Trading. The FX results were slightly lower in the third quarter due to margin pressure and seasonality. Origination was also down in the third quarter, mainly due to lower revenues in Debt Capital Markets and the leveraged finance business which were influenced by seasonal effects. On the other hand, the asset securitisation business continued its strong performance.

Revenues in the BU Working Capital showed a further increase in the third quarter of 2003, mainly due to a better performance in Global Trade & Advisory and Cash & Payments. Revenues increased in Cash & Payments, in spite of the low interest rate environment in key markets. We have further optimised our client alignment by agreeing to dispose of our Prime Brokerage business in the US.

The BU Equities showed lower revenues in the third quarter due to seasonality. Furthermore, equity derivatives revenue came to a more normalised level following a very strong second quarter. It should be noted that equity sales and trading revenues increased in the third quarter as markets continued to recover. Revenues in the BU Corporate Finance decreased, reflecting continued weakness in M&A activity. For the fourth quarter, we expect revenues to rise as we have a number of mandates in execution. The expense run rate of the BU Corporate Finance and the BU Equities declined further in the third quarter as a result of strict cost control.

The performance of the BU Private Equity improved significantly quarter-on-quarter, due to one large exit, the successful IPO of Freightways New Zealand (EUR 45 mln). The amount of write-downs fell further in the third quarter, reflecting better market conditions. We believe that the exit opportunities will continue to improve.

THE BU PRIVATE CLIENTS

(in millions of euros)	quarterly					nine months

	Q3 2003	Q2 2003	% change	Q3 2002	% change	2003	2002	% change

Net interest revenue	87	89	(2.2)	89	(2.2)	270	275	(1.8)
Net commissions	116	115	0.9	104	11.5	330	333	(0.9)
Results from financial transactions	12	13	(7.7)	10	20.0	35	33	6.1
Other revenue	18	13	38.5	17	5.9	45	38	18.4

Total revenue	233	230	1.3	220	5.9	680	679	0.1
Operating expenses	178	186	(4.3)	157	13.4	571	496	15.1

Operating result	55	44	25.0	63	(12.7)	109	183	(40.4)
Provisioning for loan losses	3	2	50.0	1		8	2

Operating profit before taxes	52	42	23.8	62	(16.1)	101	181	(44.2)
Taxes	15	11	36.4	16	(6.3)	29	55	(47.3)

Profit after taxes	37	31	19.4	46	(19.6)	72	126	(42.9)
Minority interests	0	(1)		2		(1)	3

Net profit	37	32	15.6	44	(15.9)	73	123	(40.7)

Efficiency ratio	76.4%	80.9%		71.4%		84.0%	73.0%

	30 Sep 03	30 Jun 03	% change	30 Sep 02	% change	30 Sep 03	31 Dec 02	% change

Staff (fte)	3,919	3,985	(1.7)	3,681	6.5	3,919	4,004	(2.1)
(in billions of euros)
Total assets	15.7	15.9	(1.3)	15.8	(0.6)	15.7	16.1	(2.5)
Risk-weighted assets	6.4	6.7	(4.5)	5.7	12.3	6.4	6.1	4.9

The BU Private Clients showed a good operating performance in the third quarter. Compared to the third quarter of last year, revenues in the BU Private Clients increased by 5.9% to EUR 233 mln, primarily driven by higher commissions due to the improved performance of world financial markets. Operating expenses increased by 13.4% to EUR 178 mln as a result of the inclusion of Delbrück & Co and a one-off adjustment in the third quarter last year, which deflated the expense base. Adjusted for these items, costs increased by only 1.9%. Consequently, the operating result decreased by 12.7% to EUR 55 mln compared to the third quarter last year. However, on an adjusted basis, the operating result improved substantially by 15.9%.

Compared to the second quarter, revenues remained almost flat at EUR 233 mln in the third quarter. The level of net commissions was maintained this quarter despite the absence of significant placements of new funds compared to the previous quarter.

Relative to the second quarter, operating expenses declined by 4.3% to EUR 178 mln, primarily due to the absence of restructuring costs in France.

The operating result increased by 25.0% to EUR 55 mln, resulting in a further improvement of the efficiency ratio from 80.9% to 76.4%.

In the third quarter, Assets under Administration rose by 2.0% to EUR 100 bn reflecting an increase in net new assets coupled with higher net asset values due to improved financial markets. The asset mix remained almost stable with 65% in securities and 35% in cash.

THE BU ASSET MANAGEMENT

(in millions of euros)	quarterly					nine months

	Q3 2003	Q2 2003	% change	Q3 2002	% change	2003	2002	% change

Net interest revenue	1	1		(4)		3	6	(50.0)
Net commissions	121	116	4.3	114	6.1	343	388	(11.6)
Results from financial transactions	2	1		2		3	(1)
Other revenue	1	2	(50.0)	3	(66.7)	5	3	66.7

Total revenue	125	120	4.2	115	8.7	354	396	(10.6)
Operating expenses	96	98	(2.0)	98	(2.0)	284	318	(10.7)

Operating result	29	22	31.8	17	70.6	70	78	(10.3)
Value adj. to financial fixed assets	(1)	0		(1)		(1)	0

Operating profit before taxes	30	22	36.4	18	66.7	71	78	(9.0)
Taxes	10	7	42.9	(2)		22	25	(12.0)

Profit after taxes	20	15	33.3	20		49	53	(7.5)
Minority interests	1	1		1		2	1

Net profit	19	14	35.7	19		47	52	(9.6)

Efficiency ratio	76.8%	81.7%		85.2%		80.2%	80.3%

	30 Sep 03	30 Jun 03	% change	30 Sep 02	% change	30 Sep 03	31 Dec 02	% change

Staff (fte)	2,119	2,161	(1.9)	2,290	(7.5)	2,119	2,175	(2.6)
(in billions of euros)
Total assets	0.8	0.8		0.8		0.8	0.9	(11.1)
Risk-weighted assets	0.6	0.6		0.6		0.6	0.7	(14.3)

The operating result of the BU Asset Management in the third quarter was good compared to the third quarter of last year. Total revenue increased 8.7% to EUR 125 mln, mainly driven by an increase in commissions, reflecting the improved market conditions. The EUR 5 mln increase in net interest revenue was due to a reclassification of interest income to the tax line in the third quarter last year. Although revenues increased, operating expenses decreased slightly by 2.0% to EUR 96 mln as a result of tight cost control. Consequently, the operating result improved by 70.6% to EUR 29 mln compared to the same quarter last year.

Compared to the second quarter, revenues increased by 4.2% to EUR 125 mln in the third quarter. The increase was primarily due to an increase in commissions, reflecting the higher level of Assets under Management (AuM) and the improved margins as result of changes in the asset mix.

Operating expenses decreased slightly to EUR 96 mln during the third quarter as a result of strict cost control.

The higher revenues coupled with lower expenses resulted in a substantial 31.8% increase of the operating result to EUR 29 mln compared to the previous quarter. The efficiency ratio improved for the second consecutive quarter by 4.9 percentage points to 76.8%.

As of 30 September 2003, AuM amounted to EUR 156 bn, an increase of 1.3% compared to the level of AuM at the end of the previous quarter. The asset mix changed slightly: 47% in equities, 40% in fixed income and 13% in cash and other. The composition of the mandates remained stable with 55% Institutional Clients, 7% Private Clients and 38% Funds.

CORPORATE CENTRE

(in millions of euros)	Quarterly					nine months

	Q3 2003	Q2 2003	% change	Q3 2002	% change	2003	2002	% change

Net interest revenue	164	76		78		282	251	12.4
Net commissions	(2)	(4)	(50.0)	0		(6)	(1)
Results from financial transactions	79	82	(3.7)	40	97.5	232	55
Other revenue	35	0		8		42	22	90.9

Total revenue	276	154	79.2	126		550	327	68.2
Operating expenses	53	(19)		(6)		82	(22)

Operating result	223	173	28.9	132	68.9	468	349	34.1
Provisioning for loan losses	40	(1)		7		39	26	50.0
Value adj. to financial fixed assets	1	(1)		18		8	36	(77.8)

Operating profit before taxes	182	175	4.0	107	70.1	421	287	46.7
Taxes	56	53	5.7	25		125	84	48.8

Profit after taxes	126	122	3.3	82	53.7	296	203	45.8
Minority interests	51	50	2.0	41	24.4	153	132	15.9

Net profit	75	72	4.2	41	82.9	143	71

	30 Sep 03	30 Jun 03	% change	30 Sep 02	% change	30 Sep 03	31 Dec 02	% change

Staff (fte)	1,496	1,487	0.6	563	165.7	1,496	573	161.1
(in billions of euros)
Total assets	54.6	54.3	0.6	61.4	(11.1)	54.6	60.5	(9.8)
Risk-weighted assets	2.3	2.1	9.5	2.6	(11.5)	2.3	2.0	15.0

Compared to the third quarter last year, revenues increased by EUR 150 mln. Net interest revenue increased by EUR 86 mln, mainly due to an incidental ALM (Asset & Liability Management) gain. Results from financial transactions doubled, primarily driven by the result on the US dollar profit hedge. Other revenues increased due to the release of a provision related to the sale of the EAB building (EUR 31 mln). Operating expenses increased from a negative EUR 6 mln to EUR 53 mln, reflecting higher staff costs partly due to additional profit sharing and pension costs. The operating result increased by 68.9% compared to the third quarter last year. The level of provisioning increased by EUR 33 mln, mainly as a result of provisioning for the sovereign risk on Argentina.

Compared to the second quarter of this year, total revenues increased by 79.2% to EUR 276 mln. The increase in revenues was primarily driven by the above-mentioned positive ALM results.

Operating expenses increased to EUR 53 mln from a negative EUR 19 mln in the previous quarter, mainly due to higher staff costs. This can be explained by additional profit sharing and the release of benefit accruals in the second quarter.

Consequently, the operating result increased by 28.9% to EUR 223 mln in the third quarter, from EUR 173 mln in the previous quarter.

Provisioning for loan losses increased as a result of the above-mentioned provision for sovereign risk in Argentina.

LEASEPLAN CORPORATION

LeasePlan Corporation showed a steady performance in the third quarter. Compared to the same quarter of last year, revenues increased by 2.0 % to EUR 201 mln, primarily driven by an increase in other revenue due to a higher contribution of insurance income. Operating expenses went up by 2.3% due to an increase in administrative expenses. The operating result increased slightly by 1.6% to EUR 65 mln compared to the same period of last year. Despite a slight increase in the effective tax rate, net profit increased by 4.4% to EUR 47 mln as a result of a decline in provisions, reflecting a strict credit policy and an improvement in asset quality.

Notwithstanding adverse currency fluctuations and increased competitive pressure, total revenue in the third quarter increased by 2.6% to EUR 201 mln compared to the previous quarter. This increase was mainly due to favourable insurance income. Over the same period, operating expenses went up by 3.0%, caused by an increase in administrative expenses mainly driven by higher professional fees. This resulted in an improvement of the operating result by 1.6% to EUR 65 mln.

The contracted lease portfolio at the end of the third quarter remained stable at EUR 9.5 bn.

Appendix 1

Consolidated income statement 2003 (1)
(in millions of euros)

	Quarterly			nine months

	Q3 2003	Q2 2003	% change	2003	2002	% change

Net interest revenue	2,559	2,409	6.2	7,208	7,581	(4.9)

Revenue from securities and participating interests	27	51	(47.1)	217	264	(17.8)

Payment services	311	309	0.6	931	1,039	(10.4)
Insurance	29	25	16.0	97	147	(34.0)
Securities	288	281	2.5	800	1,020	(21.6)
Asset management and trust funds	203	192	5.7	579	650	(10.9)
Guarantees	76	44	72.7	158	122	29.5
Leasing	44	45	(2.2)	134	140	(4.3)
Other	190	161	18.0	519	407	27.5

Net commissions	1,141	1,057	7.9	3,218	3,525	(8.7)

Securities	182	240	(24.2)	419	352	19.0
Foreign exchange dealing	179	117	53.0	415	418	(0.7)
Derivatives	25	42	(40.5)	314	366	(14.2)
Other	133	94	41.5	310	(84)

Results from financial transactions	519	493	5.3	1,458	1,052	38.6

Other revenue	581	578	0.5	1,831	1,369	33.7

Total revenue	4,827	4,588	5.2	13,932	13,791	1.0

Staff costs	1,773	1,645	7.8	5,192	5,538	(6.2)
Other administrative expenses	1,197	1,099	8.9	3,376	3,429	(1.5)
Depreciation	225	228	(1.3)	684	763	(10.4)

Operating expenses	3,195	2,972	7.5	9,252	9,730	(4.9)
Operating result	1,632	1,616	1.0	4,680	4,061	15.2
Provisioning for loan losses / FAR	303	305	(0.7)	951	1,311	(27.5)
Value adjustments to financial fixed assets	2	0		12	46	(73.9)

Operating profit before taxes	1,327	1,311	1.2	3,717	2,704	37.5
Taxes	435	475	(8.4)	1,239	813	52.4

Operating profit after taxes	892	836	6.7	2,478	1,891	31.0
Extraordinary expenses					325
Taxes extraordinary expenses					(120)

Extraordinary result after taxes					(205)

Group profit after taxes	892	836	6.7	2,478	1,686	47.0
Minority interests	60	54	11.1	174	164	6.1

Net profit	832	782	6.4	2,304	1,522	51.4
Net profit, excl. extraordinary result	832	782	6.4	2,304	1,727	33.4
Preference share dividend	12	12		35	35

Net profit, available to ordinary shareholders	820	770	6.5	2,269	1,487	52.6

Earnings per ordinary share of EUR 0.56 (in euros)(2)	0.51	0.48	6.3	1.42	1.09	30.3

Average exchange EUR/USD-rate	1.13	1.15	(1.7)	1.12	0.93	20.4

(1)	Unaudited.
(2)	Excluding extraordinary result and based on the average number of ordinary shares outstanding.

Appendix 2

Consolidated balance sheet as at 30 September 2003 before profit appropriation
(in millions of euros)

	30 Sep	31 Dec
	2003	2002	% change

Assets
Cash	19,295	9,455	104.1
Short-dated government paper	7,230	3,901	85.3
Banks	61,595	41,924	46.9

Loans to public sector	6,506	7,365	(11.7)
Loans to private sector	242,023	247,229	(2.1)
Professional securities transactions	69,258	56,309	23.0

Loans	317,787	310,903	2.2
Interest-earning securities	145,903	141,494	3.1
Shares	14,484	15,736	(8.0)
Participating interests	2,399	2,166	10.8
Property and equipment	7,045	6,982	0.9
Other assets	18,092	15,148	19.4
Prepayments and accrued income	6,955	8,309	(16.3)

	600,785	556,018	8.1

Liabilities
Banks	122,077	95,884	27.3

Saving accounts	75,687	74,249	1.9
Deposits and other customer accounts	180,535	165,034	9.4
Professional securities transactions	58,660	50,178	16.9

Total client accounts	314,882	289,461	8.8
Debt securities	65,764	71,209	(7.6)
Other liabilities	46,041	45,682	0.8
Accruals and deferred income	10,063	10,120	(0.6)
Provisions	10,364	13,238	(21.7)

	569,191	525,594	8.3
Fund for general banking risks	1,189	1,255	(5.3)
Subordinated liabilities	14,247	14,278	(0.2)

Shareholders' equity	12,354	11,081	11.5
Minority interests	3,804	3,810	(0.2)

Group equity	16,158	14,891	8.5

Group capital	31,594	30,424	3.8

	600,785	556,018	8.1

Contingent liabilities	43,640	44,176	(1.2)
Committed facilities	127,399	136,122	(6.4)

Exchange EUR/USD-rate	1.16	1.05	10.5

Appendix 3

Analysis of private sector loans by SBU
(in billions of euros)

	30 Sep	30 Jun	% change	31 Dec	% change
	2003	2003		2002

Consumer & Commercial Clients	173.9	173.7	0.1	172.5	0.8
Wholesale Clients	47.3	48.8	(3.1)	52.1	(9.2)
Private Clients	6.6	6.8	(2.9)	6.9	(4.3)
Corporate Centre	5.1	5.2	(1.9)	6.5	(21.5)
LeasePlan Corporation	9.1	9.2	(1.1)	9.2	(1.1)

Group	242.0	243.7	(0.7)	247.2	(2.1)

Staff
(fte)
	30 Sep	30 Jun	change	31 Dec	change
	2003	2003		2002

Consumer & Commercial Clients	71,382	70,681	701	71,340	42
Wholesale Clients	18,077	18,084	(7)	20,238	(2,161)
Private Clients	3,919	3,985	(66)	4,004	(85)
Asset Management	2,119	2,161	(42)	2,175	(56)
Corporate Centre	1,496	1,487	9	573	923
LeasePlan Corporation	7,195	7,234	(39)	7,227	(32)

Group	104,188	103,632	556	105,557	(1,369)

Share data
	30 Sep	30 Jun	% change	31 Dec	% change
	2003	2003		2002

Number of ordinary shares outstanding (in millions)	1,635.8	1,609.3	1.6	1,585.6	3.2
Net asset value per ordinary share (in euros)	7.05	6.91	2.0	6.47	9.0
Number of preference shares (in millions)	362.5	362.5		362.5
Number of convertible preference shares (in millions)	0.5	0.5		0.5

Changes in shareholders' equity
(in millions of euros)
	Cum. 2003	Cum. 2002

Shareholders' equity as at the beginning of January	11,081	12,098
Retained earnings	1,615	888
Exercised options and conversion		66
Goodwill	(269)	(13)
Impact change in accounting policy pension costs		(430)
Revaluations and other movements	64	(54)
Change in treasury stock		31
Currency translation differences	(137)	(1,574)

Shareholders' equity as at the end of September	12,354	11,012

As from 2003, dividends are recognised in shareholders' equity until shareholders'
approval of profit appropriation. The positive impact on shareholders' equity at
1 January 2003 amounted to EUR 300 mln. The comparitive figures have been adjusted accordingly.

Appendix 4a

Income statement BUs of Consumer & Commercial Clients
(in millions of euros)

				Netherlands

		quarterly			nine months

	Q3 2003	Q2 2003	% change	Q3 2002	2003	2002	% change

Net interest revenue	625	616	1.5	561	1,838	1,702	8.0

Net commissions	153	137	11.7	155	438	491	(10.8)
Results from financial transactions	3	6	(50.0)	2	18	18
Other revenue	9	5	80.0	22	140	83	68.7

Total revenue	790	764	3.4	740	2,434	2,294	6.1
Operating expenses	628	592	6.1	627	1,863	1,920	(3.0)

Operating result	162	172	(5.8)	113	571	374	52.7
Provisioning for loan losses	69	57	21.1	23	177	109	62.4
Value adj. to financial fixed assets	0	0		4	2	8	(75.0)

Operating profit before taxes	93	115	(19.1)	86	392	257	52.5
Taxes	30	40	(25.0)	27	96	83	15.7

Profit after taxes	63	75	(16.0)	59	296	174	70.1
Minority interests	0	0		0	2	1

Net profit	63	75	(16.0)	59	294	173	69.9

Efficiency ratio	79.5%	77.5%		84.7%	76.5%	83.7%

	30 Sep 03	30 Jun 03	% change		30 Sep 03	31 Dec 02	% change

Staff (fte)	21,779	21,883	(0.5)		21,779	23,156	(5.9)
Risk-weighted assets (in billions of euros)	52.4	51.5	1.7		52.4	54.2	(3.3)

			North America

	quarterly				nine months

	Q3 2003	Q2 2003	% change	Q3 2002	2003	2002	% change

Net interest revenue	617	594	3.9	645	1,821	1,998	(8.9)
Net commissions	153	149	2.7	166	457	559	(18.2)
Results from financial transactions	44	37	18.9	38	121	114	6.1
Other revenue	330	374	(11.8)	195	1,164	715	62.8

Total revenue	1,144	1,154	(0.9)	1,044	3,563	3,386	5.2
Operating expenses	593	536	10.6	517	1,688	1,713	(1.5)

Operating result	551	618	(10.8)	527	1,875	1,673	12.1
Provisioning for loan losses	75	76	(1.3)	87	238	338	(29.6)

Operating profit before taxes	476	542	(12.2)	440	1,637	1,335	22.6
Taxes	175	190	(7.9)	152	589	474	24.3

Profit after taxes	301	352	(14.5)	288	1,048	861	21.7
Minority interests	1	(1)		0	1	0

Net profit	300	353	(15.0)	288	1,047	861	21.6

Efficiency ratio	51.8%	46.4%		49.5%	47.4%	50.6%

	30 Sep 03	30 Jun 03	% change		30 Sep 03	31 Dec 02	% change

Staff (fte)	19,155	19,021	0.7		19,155	18,680	2.5
Risk-weighted assets (in billions of euros)	61.5	59.1	4.1		61.5	61.7	(0.3)

17

Appendix 4b

Income statement BUs of Consumer & Commercial Clients
(in millions of euros)

	Brazil

		quarterly			nine months

	Q3 2003	Q2 2003	% change	Q3 2002	2003	2002	% change

Net interest revenue	319	369	(13.6)	301	956	1,077	(11.2)
Net commissions	59	47	25.5	29	147	140	5.0
Results from financial transactions	30	(22)		23	33	54	(38.9)
Other revenue	39	29	34.5	33	95	119	(20.2)

Total revenue	447	423	5.7	386	1,231	1,390	(11.4)
Operating expenses	262	256	2.3	256	745	942	(20.9)

Operating result	185	167	10.8	130	486	448	8.5
Provisioning for loan losses	65	86	(24.4)	47	193	163	18.4

Operating profit before taxes	120	81	48.1	83	293	285	2.8
Taxes	34	72	(52.8)	(42)	147	(75)

Profit after taxes	86	9		125	146	360	(59.4)
Minority interests	1	2		4	4	11	(63.6)

Net profit	85	7		121	142	349	(59.3)

Efficiency ratio	58.6%	60.5%		66.3%	60.5%	67.8%

	30 Sep 03	30 Jun 03	% change		30 Sep 03	31 Dec 02	% change

Staff (fte)	21,985	21,687	1.4		21,985	21,954	0.1
Risk-weighted assets (in billions of euros)	6.4	6.7	(4.5)		6.4	6.0	6.7

	Rest of the World

	quarterly				nine months

	Q3 2003	Q2 2003	% change	Q3 2002	2003	2002	% change

Net interest revenue	141	122	15.6	129	395	398	(0.8)
Net commissions	42	31	35.5	30	102	89	14.6
Results from financial transactions	5	6	(16.7)	2	16	11	45.5
Other revenue	63	91	(30.8)	47	214	214

Total revenue	251	250	0.4	208	727	712	2.1
Operating expenses	153	139	10.1	141	433	467	(7.3)

Operating result	98	111	(11.7)	67	294	245	20.0
Provisioning for loan losses	(4)	(2)		28	(5)	62
Value adj.to financial fixed assets	0	1		0	1	0

Operating profit before taxes	102	112	(8.9)	39	298	183	62.8
Taxes	25	35	(28.6)	18	83	49	69.4

Profit after taxes	77	77		21	215	134	60.4
Minority interests	5	2	150.0	3	9	8	12.5

Net profit	72	75	(4.0)	18	206	126	63.5

Efficiency ratio	61.0%	55.6%		67.8%	59.6%	65.6%

	30 Sep 03	30 Jun 03	% change		30 Sep 03	31 Dec 02	% change

Staff (fte)	8,463	8,090	4.6		8,463	7,550	12.1
Risk-weighted assets (in billions of euros)	26.3	25.5	3.1		26.3	21.5	22.3

Appendix 5

Cash flow statement
(in millions of euros)

					Cum. 2003	Cum. 2002

Liquid funds as at the beginning of January					7,501	13,653
Net cash flow from operations / banking activities					(267)	15,320
Net cash flow from investment activities					444	(20,601)
Net cash flow from financing activities					2,611	1,068
Currency translation differences					146	(1,206)

Liquid funds as at the end of the September					10,435	8,234

Consolidated quarterly results 2003 / 2002
(in millions of euros)
	2003			2002

	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net interest revenue	2,559	2,409	2,240	2,264	2,421	2,499	2,661
Revenue from sec. and part. interests	27	51	139	105	58	102	104
Net commissions	1,141	1,057	1,020	1,114	1,099	1,220	1,206
Results from financial transactions	519	493	446	425	347	384	321
Other revenue	581	578	672	581	398	519	452

Total revenue	4,827	4,588	4,517	4,489	4,323	4,724	4,744
Staff costs	1,773	1,645	1,774	1,712	1,688	1,876	1,974
Other administrative expenses	1,197	1,099	1,080	1,138	1,071	1,191	1,167
Depreciation	225	228	231	243	245	263	255

Operating expenses	3,195	2,972	3,085	3,093	3,004	3,330	3,396

Operating result	1,632	1,616	1,432	1,396	1,319	1,394	1,348
Provisioning for loan losses / FAR	303	305	343	384	338	583	390
Value adj. to financial fixed assets	2	0	10	3	23	38	(15)
Operating profit before taxes	1,327	1,311	1,079	1,009	958	773	973
Net profit excl. extraordinary results	832	782	690	685	591	534	602
Net profit	832	782	690	685	591	534	397
Net profit for ordinary shareholders	820	770	679	674	579	522	386

Avg. number of ordinary shares outst. (in mln)	1,617.6	1,594.6	1,585.6	1,585.6	1,567.8	1,546.3	1,536.0
Avg. number of ordinary shares outst. (in mln) [1]	1,599.4	1,590.1	1,585.6	1,559.3	1,550.3	1,541.2	1,536.0
Earnings per share [2]	0.51	0.48	0.43	0.43	0.37	0.34	0.38
Earnings per share diluted [2]	0.50	0.48	0.43	0.42	0.37	0.34	0.38
Average equity [3]	11,064	10,517	10,118	9,994	10,113	10,484	10,865
Average equity year to date [3]	10,666	10,352	10,118	10,454	10,494	10,573	10,865
Return on average equity [2,3]	29.7%	29.3%	26.8%	27.0%	22.9%	19.9%	21.8%
Return on average equity year to date [2,3]	28.4%	28.0%	26.8%	22.6%	21.5%	21.1%	21.8%
Efficiency ratio	66.2%	64.8%	68.3%	68.9%	69.5%	70.5%	71.6%
Efficiency ratio year to date	66.4%	66.5%	68.3%	70.1%	70.6%	71.0%	71.6%

	2003			2002

	30 Sep	30 Jun	31 Mar	31 Dec	30 Sep	30 Jun	31 Mar

BIS tier 1 ratio	7.79%	7.63%	7.40%	7.48%	7.00%	7.15%	7.13%
BIS capital ratio	11.42%	11.10%	11.03%	11.54%	10.87%	10.80%	10.95%
BIS capital base	26,366	25,351	25,684	26,493	27,404	27,058	29,629
Risk-weighted assets	230,900	228,432	232,963	229,572	252,143	250,541	270,700

1 Year to date.
2 Excluding extraordinary result and based on the average number of ordinary shares outstanding.
3 After profit appropriation.

Appendix 6a

Breakdown income statement third quarter 2003
(in millions of euros)

	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,702	539	87	1	164	66	2,559
Net commissions	407	456	116	121	(2)	43	1,141
Results from financial transactions	82	344	12	2	79	0	519
Other revenue	441	21	18	1	35	92	608

Total revenue	2,632	1,360	233	125	276	201	4,827
Operating expenses	1,636	1,096	178	96	53	136	3,195

Operating result	996	264	55	29	223	65	1,632
Provisioning for loan losses	205	54	3	0	40	1	303
Value adjustments to financial fixed assets	0	2	0	(1)	1	0	2

Operating profit before taxes	791	208	52	30	182	64	1,327
Taxes	264	73	15	10	56	17	435

Group profit after taxes	527	135	37	20	126	47	892
Minority interests	7	1	0	1	51	0	60

Net profit	520	134	37	19	75	47	832

Efficiency ratio	62.2%	80.6%	76.4%	76.8%		67.7%	66.2%
Staff (fte)	71,382	18,077	3,919	2,119	1,496	7,195	104,188
(in billions of euros)
Total assets	229.2	289.9	15.7	0.8	54.6	10.6	600.8
Risk-weighted assets	146.6	65.0	6.4	0.6	2.3	10.0	230.9

Breakdown income statement second quarter 2003
(in millions of euros)
	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,701	475	89	1	76	67	2,409
Net commissions	364	421	115	116	(4)	45	1,057
Results from financial transactions	27	370	13	1	82	0	493
Other revenue	499	31	13	2	0	84	629

Total revenue	2,591	1,297	230	120	154	196	4,588
Operating expenses	1,523	1,052	186	98	(19)	132	2,972

Operating result	1,068	245	44	22	173	64	1,616
Provisioning for loan losses	217	83	2	0	(1)	4	305
Value adjustments to financial fixed assets	1	0	0	0	(1)	0	0

Operating profit before taxes	850	162	42	22	175	60	1,311
Taxes	337	51	11	7	53	16	475

Group profit after taxes	513	111	31	15	122	44	836
Minority interests	3	1	(1)	1	50	0	54

Net profit	510	110	32	14	72	44	782

Efficiency ratio	58.8%	81.1%	80.9%	81.7%		67.3%	64.8%
Staff (fte)	70,681	18,084	3,985	2,161	1,487	7,234	103,632
(in billions of euros)
Total assets	227.5	305.0	15.9	0.8	54.3	10.7	614.2
Risk-weighted assets	142.8	66.1	6.7	0.6	2.1	10.1	228.4

Appendix 6b

Breakdown Profit & Loss account third quarter 2002
(in millions of euros)

	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	1,636	557	89	(4)	78	65	2,421
Net commissions	380	455	104	114	0	46	1,099
Results from financial transactions	65	230	10	2	40	0	347
Other revenue	297	45	17	3	8	86	456

Total revenue	2,378	1,287	220	115	126	197	4,323
Operating expenses	1,541	1,081	157	98	(6)	133	3,004

Operating result	837	206	63	17	132	64	1,319
Provisioning for loan losses	185	141	1	0	7	4	338
Value adjustments to financial fixed assets	4	2	0	(1)	18	0	23

Operating profit before taxes	648	63	62	18	107	60	958
Taxes	155	105	16	(2)	25	15	314

Operating profit after taxes	493	(42)	46	20	82	45	644
Minority interests	7	2	2	1	41	0	53

Net profit	486	(44)	44	19	41	45	591

Efficiency ratio	64.8%	84.0%	71.4%	85.2%		67.5%	69.5%
Staff (fte)	71,979	20,556	3,681	2,290	563	7,482	106,551
(in billions of euros)
Total assets	246.2	269.8	15.8	0.8	61.4	10.6	604.6
Risk-weighted assets	151.0	82.1	5.7	0.6	2.6	10.1	252.1

Breakdown income statement account nine months 2003
(in millions of euros)
	C&CC	WCS	PC	AM	CC	LPC	Group

Net interest revenue	5,010	1,443	270	3	282	200	7,208
Net commissions	1,144	1,274	330	343	(6)	133	3,218
Results from financial transactions	188	1,000	35	3	232	0	1,458
Other revenue	1,613	85	45	5	42	258	2,048

Total revenue	7,955	3,802	680	354	550	591	13,932
Operating expenses	4,729	3,179	571	284	82	407	9,252

Operating result	3,226	623	109	70	468	184	4,680
Provisioning for loan losses	603	293	8	0	39	8	951
Value adjustments to financial fixed assets	3	2	0	(1)	8	0	12

Operating profit before taxes	2,620	328	101	71	421	176	3,717
Taxes	915	100	29	22	125	48	1,239

Operating profit after taxes	1,705	228	72	49	296	128	2,478
Minority interests	16	4	(1)	2	153	0	174

Net profit	1,689	224	73	47	143	128	2,304

Efficiency ratio	59.4%	83.6%	84.0%	80.2%		68.9%	66.4%

ITEM 2.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Consolidated Ratio of Earnings to Fixed Charges Calculated under Dutch GAAP

	Nine Month Period Ended September 30, 2003	Three Month Period Ended September 30, 2003	Three Month Period Ended June 30, 2003	Three Month Period Ended March 31, 2003	Year Ended December 31,
					2002	2001	2000	1999	1998
				(in EUR millions except ratios)
Excluding Interest on Deposits(1)
Operating Profit before Taxes.	3,717	1,327	1,311	1,079	3,388	4,428	3,825	4,250	2,898
Add: Fixed Charges	2,232	639	786	807	4,153	4,664	5,014	3,902	3,014

Earnings before Taxes and Fixed Charges	5,949	1,966	2,097	1,886	7,541	9,092	8,839	8,152	5,912
Fixed Charges	2,232	639	786	807	4,153	4,664	5,014	3,902	3,014
Ratio of Earnings to Fixed Charges	2.67	3.08	2.67	2.34	1.82	1.95	1.76	2.09	1.96

Including Interest on
Deposits(1)
Fixed Charges as above	2,232	639	786	807	4,153	4,664	5,014	3,902	3,014
Add: Interest on deposits	8,362	2,824	2,740	2,798	13,372	20,259	22,818	16,483	15,422

Total Fixed Charges and
Interest on deposits	10,594	3,463	3,526	3,605	17,525	24,923	27,832	20,385	18,436
Earnings before Taxes and
Fixed Charges	5,949	1,966	2,097	1,886	7,541	9,092	8,839	8,152	5,912
Add: Interest on deposits	8,362	2,824	2,740	2,798	13,372	20,259	22,818	16,483	15,422

Earnings before Taxes and Fixed Charges and Interest on deposits	14,311	4,790	4,837	4,684	20,913	29,351	31,657	24,635	21,334

Ratio of Earnings to Fixed Charges	1.35	1.38	1.37	1.30	1.19	1.18	1.14	1.21	1.16

(1) Deposits include Banks and Total customer accounts.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.